Binah Capital Group, Inc.

17 Battery Place, Room 625

New York, NY 10004

September 22, 2023

Via Overnight Courier and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Susan Block and John Dana Brown

Re:	Binah Capital Group, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 15, 2023
File No. 333-269004

Dear Ms. Block and Mr. Brown:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated May 31, 2023 (the “Comment Letter”), in respect of Binah Capital Group, Inc.’s (“we”, “our” or “us”) Amendment No. 2 to the Registration Statement on Form S-4, filed with the Commission on May 15, 2023. Concurrently with this response, we are submitting Amendment No. 3 to our Registration Statement on Form S-4 (the “Amendment”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment 2 to the Form S-4 filed May 15, 2023

Selected Historical Financial Information of Wentworth, page 31

1.	The items total assets and debt obligations, net appear to contain typos and do not agree to the Consolidated Statements of Financial Condition on page F-25. Please revise the amounts accordingly.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 33 of the Amendment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Non-GAAP Financial Measures, page 94

2.	We note your response to comment 3 and revised disclosure within footnote (2) on page 95. Please revise your disclosures to quantify the amounts relating to the items that comprise the non-recurring expenses (e.g., business combination professional fees, severance payments, and one-time infrastructure costs) adjustment.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 98-99 of the Amendment.

3.	We note your response to comment 4 and revised disclosure removing the reference to the term 'pro forma' in certain places. However, we also note that the non-GAAP measures continue to include adjustments on a pro forma basis as if the World Equity Group, Inc. acquisition had occurred on January 1, 2019, and further, that you continue to refer to some of the measures as pro forma. We also note from your response that this pro forma presentation is not in accordance with Article 11 of Regulation S-X, and therefore, it appears that these measures are inconsistent with Question 100.05 of the Non-GAAP Financial Measures C&DI. Please revise your filing accordingly.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to remove the references to pro forma on page 98 of the Amendment.

4.	We note the presentation of several non-GAAP measures (e.g. Total Revenue, Cost of Revenue, Gross Profit, Adjusted G&A and Net Earnings) for the years ended December 31, 2019, 2020, 2021 and 2022. It does not appear that you include a reconciliation of these non-GAAP measures to the most directly comparable U.S. GAAP measure. Please revise your disclosures to clearly define each of these non-GAAP measures, how they are used and include full reconciliation to the most directly comparable U.S. GAAP measure for each.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 98-99 of the Amendment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

5.	We note that you present separate columns with non-GAAP measures for the year ended December 31, 2022 and post close year ended December 31, 2022. Please explain what these columns represent, why they are presented, how they are used and include a reconciliation to U.S. GAAP financial information.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 98-99 of the Amendment.

Reasons for the NTA Amendments, page 108

6.	We note your disclosure that you are presenting the NTA Proposal for removing limitations related to KWAC's net tangible assets "[b]ecause the KWAC Common Stock will be exchanged for Holdings Common Stock in connection with the consummation of the Business Combination and Holdings Common Stock would not be deemed to be a 'penny stock' pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act." Please provide disclosure explaining the factual and legal basis as to why Holdings Common Stock would not be deemed to be a penny stock pursuant to "other applicable provisions of Rule 3a51-1." Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your or Holdings' exchange listing and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that, if true, removal of this provision could result in your or Holdings' securities falling within the definition of penny stock and clearly discuss the risk to you, Holdings, and investors if your securities were to fall within the definition of penny stock.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 12, 29, 43, and 110-113 of the Amendment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 122

7.	We note your disclosure of the total consideration indicates that the closing WMS indebtedness is $47.2 million. Please clarify where this indebtedness is presented and how it reconciles to the pro forma condensed combined balance sheet.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 126 of the Amendment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 123

8.	We note your presentation on the face of the balance sheet for an adjustment K in the column for transaction accounting adjustments (assuming maximum redemptions); however, there does not appear to be a corresponding footnote K explaining the adjustment. Please revise your disclosures to clarify.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 127-128 of the Amendment to explain the adjustment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Unaudited Pro Forma Condensed Combined Statement of Operations, page 124

9.	We note your response to comment 6 and reissue the comment. Please revise to present a pro forma adjustment, and accompanying footnote disclosure, calculating the tax expense / (benefit) relating to the transaction accounting adjustments. If there is no tax effect due to unusual effects of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements. Refer to Rule 1102(b)(5) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 133 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Wentworth Results of Operations, page 154

10.	The amounts presented for interest and other income and total revenues, for the year ended December 31, 2022, do not agree with the amounts included in the audit Consolidated Statement of Operations on page F-26. Please revise your disclosures accordingly.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 162 of the Amendment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Commissions, page 155

11.	We note your response to comment 9. Please address the following:

•	Provide us with a more fulsome accounting analysis supporting your accounting policy, recognition, measurement and treatment for your trailing commission revenues. In this regard, explain how the amounts of revenue are calculated, how frequently, over which service period and how you determine the service period for recognition. Cite the specific authoritative accounting literature considered and applied in your response.

•	In addition to the above, explain how revenue is calculated and/or re-calculated during quarters when there has been a significant decline in market value of the trail eligible assets.

•	Disclose your average commission fee rates by product type, for both sales-based and trailing, for the periods your financial statements are presented.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 164 of the Amendment to address the Staff’s comments. We respectfully advise the Staff that we follow the guidance of ASC 606, Revenue from Contract With Customers for our trailing commission revenue.

12.	We note you present a table on page 156 disclosing the total commission revenue, disaggregating between sales-based and trailing, for the years ended December 31, 2022, and 2021. We also note that this amount does not reconcile to the total commissions revenue, as disclosed on pages 154 and F-26, and appears to include advisory revenue. Please revise your disclosures to clarify this inconsistency accordingly.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 164 of the Amendment.

13.	We note your disclosure that the decrease in trailing commission revenue for the year ended December 31, 2022 compared to 2021 was primarily due to volatility driven declines in trail eligible asset. Please revise to define the term "trail eligible asset" and quantify the amount of trail eligible assets at the end of each reporting period. In addition, revise to include discussion and quantification in the balance of the trail eligible assets from period to period. For example, quantify the impact of the change due to inflows, outflows, market appreciation (depreciation), business combination and other material items.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 164-165 of the Amendment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Commissions and Fees, page 156

14.	We note your response to comment 10. Please revise your disclosures to provide more granular details regarding the correlation production levels, what the term production levels means and the related payout rates. In addition, revise to include a discussion of the changes in the commissions and fees expense amounts between the periods presented. For example, we note that commissions and fees expenses increased to $145.7 million for the year ended December 31, 2022 compared to $139.0 million for the year ended December 31, 2021, while the commissions revenues were relatively flat.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 166 of the Amendment.

Liquidity and Capital Resources, page 158

15.	We note your disclosure that certain conditions raise substantial doubt about the Company’s ability to continue as a going concern. Please expand your disclosures here and in the footnotes to provide more details about the principal conditions that gave rise to the substantial doubt, management's evaluation of those conditions in relation to the Company's ability to meet its obligations and management's plans that alleviated substantial doubt, to the extent applicable. Refer to ASC 205-40-50. In addition, include more quantitative details in your disclosure, such as clear disclosure of available liquidity and contractual obligations due within twelve months.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 167-168 of the Amendment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Cash Flows, page 160

16.	The table in your disclosure refers to the years ended December 31, 2021 and 2020. Please revise the refer to the appropriate financial statement periods.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 170 of the Amendment.

Critical Accounting Policies and Estimates Goodwill and Other Intangible Assets, page 161

17.	We note your response to comment 11 and reissue the comment in part. Your disclosures around Goodwill and Other Intangible Assets do not provide a robust discussion and quantification of the critical accounting estimates. Accordingly, please revise your disclosures for the following:

•	Disclose the date of the most recent impairment test and the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.

•	Disclose and discuss the specific quantitative critical accounting estimates used in your fair value determination.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 171-172 of the Amendment.

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Notes to the Consolidated Financial Statements Business Combinations, page F-33

18.	We note your response to comment 12 and revised disclosure on page F-34 disclosing the supplemental pro forma revenue and net income of the combined entity. However, we note that the supplemental pro forma revenue of $34.5 million is less than the actual U.S. GAAP revenue for the year ended December 31, 2021, as shown on page F-26. Please clarify why this would be the case or revise accordingly.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure on pages F-70 and F-71 of the Amendment includes WEG revenue only for the purpose of disclosing the impact on revenue and earnings for the respective financial statement periods, and not to re-represent consolidated revenue or earnings.

Revenues from Contracts with Customers Contract Balances, page F-36

19.	We note that as of December 31, 2022 and 2021, the Company had receivables from contracts with customers totaling approximately $8.0 million and $10.0 million, respectively. We further note that the opening balance of receivables from contracts with customers was approximately $8.6 million as of January 1, 2021. Please tell us how these amounts agree to the Consolidated Statements of Financial Condition on page F-25 or revise as necessary.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the approximately $8.0 million and $10.0 million represent the commissions receivable as of the years ended December 31, 2022 and December 31, 2021, respectively. The $8.6 million is the ending balance as of the year ended December 31, 2020 and will not be represented on the accompanying statements of financial condition.

* * *

Ms. Block and Mr. Brown

U.S. Securities and Exchange Commission

September 22, 2023

Pursuant to the Staff’s request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael Nessim
Michael Nessim
Chief Executive Officer

cc:	Penny Minna, Esq.